ISSUER PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-133007
Dated May 1, 2009



Optimization

Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Agribusiness ETF

Tactical Strategies for Flat or Bullish Markets

HSBC USA Inc. $774,280 Securities linked to the Market Vectors Agribusiness ETF, due January 29, 2010

Investment Description

Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Agribusiness ETF, are notes issued by HSBC USA Inc., which we refer to as the "securities". The securities are designed for investors who want to express a neutral or bullish view of the DAXglobal® Agribusiness Index (the "underlying index") through an investment linked to the Market Vectors Agribusiness ETF (the "index fund"). If the closing price of the index fund on any quarterly observation date is at or above the initial share price of the index fund, the securities will be called for an annualized return of 20.00%. If the securities are not called, at maturity you will receive your principal amount unless the index fund closes below the trigger price on any scheduled trading day during the observation period, in which case you will receive a payment equal to the principal amount of your securities reduced by 1 percent for each 1 percent of any negative percentage return of the index fund at maturity. **Investing in the securities involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the securities to maturity.**

Features

❑ **Positive Call Return in Flat or Bullish Scenarios**: If the closing price of the index fund on any observation date is at or above the initial share price, the securities will be called and you will receive a positive return on your investment.

❑ **Contingent Principal Protection**: If the securities are not called, at maturity the contingent principal protection feature protects your principal so long as the closing price of the index fund never closes below the trigger price on <u>any</u> scheduled trading day during the observation period.

❑ **Express a Neutral or Bullish View of the Agricultural Industry**: The securities are linked to the index fund, which invests in equity securities of U.S. and foreign companies engaged primarily in the business of agriculture.

Key Dates

Trade Date	July 28, 2008
Settlement Date	July 31, 2008
Final Valuation Date[1]	January 25, 2010
Maturity Date[1]	January 29, 2010

[1] Subject to postponement in the event of a market disruption event.

Security Offerings

The terms and conditions relating to the offerings set forth in this pricing supplement shall supersede the terms and conditions set forth in another pricing supplement dated July 30, 2008 relating to the same offering previously filed with the Securities and Exchange Commission. We are offering the securities, which are linked to the performance of the index fund, at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Underlying Fund	Call Return	Initial Share Price	Trigger Price	CUSIP	ISIN
Market Vectors Agribusiness ETF	20.00%	$55.00	$38.50 (70%)	4042EP875	US4042EP8754

See "Additional Information about HSBC USA Inc. and the Securities" on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See "Key Risks" on page 7 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the index fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 14 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.15	$9.85
Total	$774,280.00	$11,614.20	$762,665.80

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered[7]	Maximum Aggregate Offering Price	Amount of Registration Fee[7]
Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Agribusiness ETF due January 29, 2010.	$774,280.00	$30.43

UBS Financial Services Inc.   **HSBC USA Inc.**

[7] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of securities linked to the index fund identified on the cover page. The index fund described in this pricing supplement is a reference asset as defined in the prospectus supplement (defined below), and these securities being offered are "notes" for purposes of the prospectus supplement. As a purchaser of a security you will acquire an investment instrument, the return on which linked to the index fund. Although the offering of securities relates to the index fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index fund, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated October 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- Prospectus addendum dated December 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
- Prospectus dated April 5, 2006:
  www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, references to the "prospectus addendum" mean the prospectus addendum dated December 12, 2007 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

- You believe the closing price of the index fund will not be below the trigger price on any scheduled trading day during the observation period, and you are willing to lose up to 100% of your principal if the price of one share of the index fund falls below the trigger price on any scheduled trading day during the observation period.
- You believe the closing price of the index fund will be at or above the initial share price on any observation date, including the final valuation date.
- You believe the index fund will remain stable for the term of the securities and will close at or above the initial share price on the final valuation date.
- You are willing to hold securities that will be called on any observation date on which the price of the index fund closes at or above the initial share price, or you are otherwise willing to hold the securities to maturity.
- You are willing to make an investment whose return is limited to the pre-specified return on call date, a return based upon an annualized return of 20.00%.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.

The securities may not be suitable for you if:

- You believe the closing price of the index fund will be below the trigger price on at least one trading day during the observation period and that at maturity the index fund return will be negative.
- You believe stock prices of the companies involved in the agricultural industry comprising the index fund will decrease during the observation period.
- You seek an investment that is 100% principal protected.
- You are not willing to make an investment in which you could lose up to 100% of your principal amount.
- You seek an investment whose return is not limited to the pre-specified return on call date, an annualized return of 20.00%.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold securities that will be called on any observation date on which the closing price of the index fund is at or above the initial share price, or you are otherwise unable or unwilling to hold the securities to maturity.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You do not seek exposure to the agricultural sector.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review "Key Risks" on page 7 and "Risk Factors" on page S-3 of the prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount	$10 per security (subject to a minimum purchase of 100 securities or $1,000).
Term	18 months, unless earlier called.
Index Fund	Market Vectors Agribusiness ETF (Ticker: MOO)
Call Feature	The securities will be called if the closing price of the index fund on any observation date is at or above the initial share price.
Observation Dates	October 27, 2008, January 26, 2009, April 27, 2009, July 27, 2009, October 26, 2009, and January 25, 2010 (the final valuation date), subject to postponement in the event of a market disruption event.
Call Settlement Dates	Four business days following the applicable observation date.
Return on Call Date	If the securities are called, on a call settlement date, investors will receive a cash payment per $10 principal amount of securities equal to the call price for the applicable observation date. The return on call date will be based upon an annualized return of 20.00%.

Observation Date	Return on Call Date	Call Price (per $10.00 security)
October 27, 2008	5.00%	$10.50
January 26, 2009	10.00%	$11.00
April 27, 2009	15.00%	$11.50
July 27, 2009	20.00%	$12.00
October 26, 2009	25.00%	$12.50
Final Valuation Date (January 25, 2010)	30.00%	$13.00

Payment at Maturity (per $10 security)	**If the securities are not called and the closing price of the index fund never closes below the trigger price on any scheduled trading day during the observation period**, you will receive a cash payment on the maturity date equal to $10 per $10 principal amount of securities. **If the securities are not called and the closing price of the index fund closed below the trigger price on any scheduled trading day during the observation period**, you will receive a cash payment on the maturity date equal to: $$\$10 \times (1 + \text{index fund return});$$ **In this case, you may lose all or a substantial portion of your principal amount, depending on how much the price of the index fund decreases during the observation period.**
Index Fund Return	$$\frac{\text{final share price} - \text{initial share price}}{\text{initial share price}}$$
Trigger Price	$38.50, representing 70.00% of the initial share price.
Observation Period	The period from, but excluding, the trade date to, and including, the final valuation date.
Initial Share Price	$55.00, representing the closing price of the index fund on the trade date.
Final Share Price	The closing price of the index fund on the final valuation date.
Closing Price	The closing price on any scheduled trading day during the observation period will be the official price of one share of the index fund on the relevant exchange (as defined herein) as of the close of the regular trading session of such exchange and as reported in the official price

Determining Payment Upon Call or at Maturity

Was the closing price of one share of the index fund on any observation date at or above the initial share price?

Yes → You will receive the call price for the applicable observation date as described under "Final Terms—Return on Call Date" The call price is based on the call return.

No ↓

Was the closing price of one share of the index fund below the trigger price on any scheduled trading day during the observation period?

No → At maturity, you will receive your principal of $10 per security.

Yes ↓

Determine the index fund return

At maturity, you will receive your principal reduced by the percentage decrease in the index fund from the initial share price to the final share price, calculated as follows:

$$\$10 \times (1 + \text{index fund return})$$

In this scenario, you could lose some or all of your principal amount, depending on how much the price of the index fund decreases during the observation period.

Your securities are not fully principal protected. If the index fund return is negative and the closing price of the index fund falls below the trigger price on any scheduled trading day during the observation period, the contingent protection is lost and your principal amount will be fully exposed to a loss resulting from any decrease in the price of one share of the index fund.

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[1] HSBC USA Inc. is rated Aa3 by Moody's and AA- by Standard & Poor's. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the trading price of the index fund, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

determination mechanism for such exchange. If the index fund is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the closing price for one share of the index fund on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the index fund obtained from as many dealers in the index fund selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in the index.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and any gain recognized on the taxable disposition of the security that is held for more than a year at the time of disposition would, except as provided below, generally be treated as long-term capital gain. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Under the "constructive ownership" rules of section 1260 of the Code, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the reference asset directly. However, because the U.S. holder does not share in distributions made on the reference asset, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the reference asset directly.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. Indeed, the risk that the securities would be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before the receipt of any cash) and short-term capital gain (even if held for a period longer than one year), is higher than with other non-principal-protected equity-linked securities. Alternatively, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in prospectus supplement.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the index fund relative to its initial share price. We cannot predict the final share price of the index fund on the final valuation date or the closing price of the index fund on any scheduled trading day during the observation period, including the observation dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity per $10.00 on a hypothetical offering of the securities, based on the following assumptions:

Investment term:	18 months (unless earlier called)
Initial share price:	$55.00
Trigger price:	$38.50 (70% of the initial share price)
Hypothetical returns on call dates and call prices*:	

Observation Dates	Return on Call Date*	Call Price*
October 27, 2008	5.00%	$10.50
January 26, 2009	10.00%	$11.00
April 27, 2009	15.00%	$11.50
July 27, 2009	20.00%	$12.00
October 26, 2009	25.00%	$12.50
January 25, 2010	30.00%	$13.00

* based on a return on call date of 20.00% per annum

Example 1—The index fund closes at 70.00 on the first observation date – the securities are called.

Because the closing price of the index fund on the first observation date (October 27, 2008) is at or above the initial share price, the securities are automatically called at the applicable call price of $10.50 per security, representing a 5.00% return on the securities. As long as the index fund closes at or above the initial share price on any of the six observation dates, you will receive the applicable call price, regardless of whether or not the index fund had closed below the trigger price on any scheduled trading day during the observation period.

Example 2— The index fund closes at 70.00 on the final valuation date – the securities are called.

Because (i) the closing price of the index fund on the first five observation dates is below the initial share price and (ii) the closing price of the index fund on the final observation date, (which is also the final valuation date) is above the initial share price, the securities are automatically called at the applicable call price of $13.00 per security, representing a 30.00% return on the securities.

Example 3— The index fund closes below the initial share price on all six observation dates but never closes below the trigger price during the observation period and on the final valuation date it closes at 50.00 – the securities are NOT called.

Because the closing price of the index fund on all six observation dates is below the initial share price, the securities are not automatically called. Furthermore, because the trigger price is not breached on any scheduled trading day during the observation period, you will receive the principal amount at maturity of $10.00 per security (a return of zero percent).

Example 4— The index fund closes below the initial share price on all six observation dates. In addition, the index fund closes below the trigger price on at least one scheduled trading day during the observation period and on the final valuation date it closes at 44.00 – the securities are NOT called.

Because the closing prices of the index fund on all six observation dates are each below the initial share price, the securities are not automatically called. Furthermore, because the closing price of the index fund fell below the trigger price on at least one scheduled trading day during the observation period, the contingent principal protection is lost and your principal is fully exposed to any decrease in the final share price relative to the initial share price on the final valuation date. Therefore you will suffer a loss on the securities of 20.00%. Expressed as a formula:

$$\text{index fund return} = (44.00\text{-}55.00)/55.00 = \text{-}20\%$$
$$\text{payment at maturity} = \$10 \times [100\% + \text{-}20\%)] = \$8.00$$

In this example, you would lose some of your principal amount at maturity.

If the index fund closes below the trigger price on any day during the observation period, the contigent protection feature is lost and you are fully exposed to any loss resulting from the decrease in the price of the index fund and you could lose some or all of your principal at maturity.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **Contingent Principal Protection Only Applies if You Hold the Securities to Maturity –** You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the index fund has appreciated since the trade date.

♦ **Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment** – Your principal amount will be protected only if the closing price of the index fund is never below the trigger price on any trading day during the observation period. The securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your securities if the closing price of the index fund is below the trigger price on any trading day during the observation period. In that event, the contingent protection will be lost and, at maturity, you will be fully exposed to any loss resulting from the decrease in the price of the index fund. **Accordingly, you may lose up to 100% of your principal amount.**

♦ **Whether the Index Fund Closes Below the Trigger Price Will Be Considered on Each Scheduled Trading Day During the Observation Period, Not Just on the Observation Dates; High Probability of Breaching the Trigger** – Whether the index fund closes below the trigger level will be considered on each scheduled trading day during the observation period, not just on the observation dates. Accordingly, for this purpose you are exposed to decreases n the index fund during each scheduled trading day of the term of the securities, not merely on the specified observation dates. Since its inception, the Fund has experienced significant volatility and there is, therefore, a high probability that the Fund will close below the Trigger Level at some time during the Observation Period, exposing you to the loss of some or all of your principal investment if the Fund Return is negative.

♦ **Limited Return on the Securities** – Your potential gain on a $10 principal amount of securities will be limited to the call price applicable for an observation date (less the $10 initial investment), regardless of the appreciation in the index fund, which may be significant. Similarly, because the determination of whether the securities will be called will be based on the closing price of the index fund on a limited number of observation dates prior to the maturity date, and because, if the securities are not called, the final share price will be based on the closing price of the index fund on the last observation date (i.e., the final valuation date), your return may be adversely affected by a sudden or temporary decrease in the closing price of the index fund on any or all of the observation dates. Conversely, you will not benefit from higher closing prices of shares of the index fund at any time during the term of the securities other than on the observation dates. As a result, you may receive a lower return on the securities than you would receive if you were to invest in the stocks comprising the underlying index or the index fund. Furthermore, as a result of the historically high volatility in the fund index, there is a high probability that your Securities will be called before the maturity date, thus limiting your appreciation potential.

♦ **No Assurances of a Flat or Bullish Environment** - While the securities are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your securities.

♦ **Lack of Liquidity** – The securities will not be listed on any securities exchange or quotation system. We intend to offer to purchase the securities in the secondary market but are not required to do so and may cease any market making activities at any time. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities and you may, therefore, have to sell your securities at a significant discount

♦ **Impact of Fees on Secondary Market Prices** – Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.

♦ **Reinvestment Risk** - If your securities are called early, the holding period over which you would receive the per annum return of 20.00% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are called prior to the maturity date.

♦ **No Interest** – As a holder of the securities, you will not receive interest payments.

♦ **The Index Fund and the Underlying Index are Different –** The performance of the index fund may not exactly replicate the performance of the underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the underlying index** - We are not affiliated with any of the companies whose stock is represented in the underlying index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the underlying index or your securities. None of the money you pay us will go to any of the companies represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

♦ **Credit of Issuer –** An investment in the securities is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the securities.

♦ **Your Investment is Concentrated in the Agricultural Industry** - All of the securities included in the index are issued by companies whose primary lines of business are directly associated with the agricultural industry.

♦ **Owning the Securities is Not the Same as Owning the Stocks Comprising the Underlying Index –** As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the underlying index would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC –** HSBC and its affiliates, as well as UBS and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the value of shares of the index fund or the stocks included in the underlying index, and therefore, the market value of the securities.

♦ **Potential HSBC USA Inc. Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks comprising the underlying index or in shares of the index fund, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the underlying index or shares of the index fund, may adversely affect the market value of the stocks comprising the underlying index or shares of the index fund, the level of the underlying index or the index fund, and, therefore, the market value of the securities.

♦ **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index or the underlying index sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which may be the issuer or any of its affiliates will determine the payment at maturity or on a call settlement date based on observed prices of shares of the index fund in the market. The calculation agent can postpone the determination of the closing price of the index fund on an observation date and the corresponding call settlement date if a market disruption exists on such observation date. Furthermore, the calculation agent can postpone the determination of the final share price and the maturity date if a market disruption event exists on the final valuation date.

♦ **The Performance of the Index Fund is Dependent Upon the Performance of the Issuers in the Agricultural Industry** – The performance of the index fund is dependent upon the performance of the issuers in the agricultural industry. Economic forces, including forces affecting the agricultural commodity, energy and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect the index fund's portfolio companies and, thus, the index fund's financial situation and profitability.

♦ **Exchange Rate Risk** – Because the index fund will invest in stocks denominated in currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the index fund's returns. The values of the currencies of the countries in which the fund may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the index fund's exposure to foreign currencies may result in reduced returns to the index fund.

♦ **Index Tracking Risk** – While the index fund is designed and intended to track the level of the underlying index, various factors, including fees and other transaction costs, will prevent the index fund from correlating exactly with changes in the level of the Index. Accordingly, the performance of the index fund will not be equal to the performance of the Index during the term of the securities.

♦ **Limited Operating History** – The index fund has a limited operating history, having commenced trading on September 5, 2007. Although the shares are listed for trading on the American Stock Exchange (the ``Amex'') and a number of similar products have been traded on the Amex for varying periods of time, there is no assurance that an active trading market will continue for the shares of the index fund or that there will be liquidity in the trading market.

♦ **HSBC Cannot Control Actions by Market Vectors ETF Trust (the "Trust") and Van Eck Associates Corporation ("Van Eck") may adjust the Index Fund in a way that could adversely Affect the Value of the Securities and the amount payable on the Securities, and Van Eck has no obligation to consider your interest** – The policies of Van Eck, which is the investment advisor of the index fund, concerning the calculation of the index fund's net asset value, additions, deletions or substitutions of common stocks held by the index fund and the manner in which changes affecting the underlying index are reflected in the index fund could affect the market price of shares of the index fund and, therefore, the amount payable on the securities on a call or at maturity. In addition, Deutsche Börse AG ("Deutsche Börse"), the publisher of the underlying index, is responsible for calculating and maintaining the index. HSBC and its affiliates are not affiliated with Deutsche Börse in any way and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the underlying index. The policies of Deutsche Börse concerning the calculation of the underlying index could affect the level of the underlying index and consequently could affect the market prices of the shares of the index fund and, therefore, the amount payable on the securities on a call or at maturity. Deutsche Börse has no obligation to consider your interests in calculating or revising the underlying index.

♦ **Price Prior to Maturity** — The market price of the securities will be influenced by many unpredictable and interrelated factors, including the price of the index fund; the volatility of the index fund; the dividend rate paid on the index fund; the time remaining to the maturity of the securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **Single ETF risk** — The price of the index fund can rise or fall sharply due to factors specific to the index fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose stocks make up the components of the index fund, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦ **Investing in small- or mid-cap companies** — The index fund may invest in small- or mid-cap companies. If it does so, it may be subject to certain risks associated with small- or mid-cap companies. These companies often subject to less analyst coverage and may be in early and less predictable periods of their corporate existence. In addition, these companies often have greater price volatility, lower trading volume and less liquidity than larger more established companies. These companies tend to have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or service markets, fewer financial resources and less competitive strength than larger companies.

♦ **Non-diversification** — The index fund is a separate investment portfolio of Market Vectors ETF Trust, which is an open-end investment company registered under the Investment Advisers Act of 1940 (the "1940 Act."). The index fund is classified as a ''non-diversified'' investment company under the 1940 Act. As a result, the index fund is subject to the risk that it will be more volatile than a diversified fund because the index fund may invest its assets in a smaller number of issuers or may invest larger proportions of the assets of the fund in a single company within the industry that comprise the underlying index.

♦ **Management risk** — The fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the index fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the index fund is subject to the risk that the investment strategy of Van Eck Associates Corporation (''Van Eck''), the fund's investment adviser, may not produce the intended results.

♦ **The common stocks held by the Index Fund or included in the Underlying Index are not necessarily representative of the agricultural industry** — The performance of the index fund or the underlying index may not correlate with the performance of the entire agricultural industry. The index fund or the underlying index may decline in value even if the industry as a whole rises in value, or the index fund or the underlying index may rise in value even if the industry as a whole declines in value. Furthermore, one or more of the issuers of the common stocks held by the index fund or included in the underlying index may engage in new lines of business or cease to be involved in the agricultural industry.

♦ **Fluctuation of NAV** — The net asset value (the ''NAV'') of the shares of the index fund may fluctuate with changes in the market value of the index fund's securities holdings. The market prices of the shares of the index fund may fluctuate in accordance with changes in NAV and supply and demand on the Amex. In addition, the market price of one share of the index fund may differ from its NAV per share; shares of the index fund may trade at, above or below their NAV per share.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and, except as provided below, generally, any gain recognized on the taxable disposition of the note that is held for more than a year at the time of disposition would be treated as long-term capital gain. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. Under the "constructive ownership" rules of section 1260 of the Code, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the reference asset directly. However, because the U.S. holder does not share in distributions made on the reference asset, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the reference asset directly. However, because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. Under one approach, each note would be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the "Deposit") to secure your potential obligation under the Put Option, and the Deposit would be treated as issued with original issue discount for U.S. federal income tax purposes, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit." Indeed, the risk that this characterization and treatment would prevail over the treatment of the securities as a pre-paid cash-settled executory contract (as described above) is greater than with other non-principal protected equity-linked notes. Alternatively, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in prospectus supplement..

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations".

Market Disruption Event

If an observation date or the final valuation date is not a scheduled trading day, then such observation date or the final valuation date, respectively, will be the next scheduled trading day. If a market disruption event (as defined below) exists on an observation date or the final valuation date, then such observation date or the final valuation date, respectively, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an observation date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an observation date or the final valuation date (as applicable), and the closing price on such observation date or the final share price (as applicable) will be determined by the calculation agent using its estimate of the exchange traded price for the index fund that would have prevailed but for that market disruption event as of the valuation time on that scheduled trading day. If an observation date is postponed, then the corresponding call settlement date will also be postponed until the fourth business day following the postponed observation date. If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A)

9

relating to shares of the index fund, (B) relating to any security included in the underlying index of the index fund or (C) in futures or options contracts relating to the index fund or the underlying index, on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for shares of the index fund, (B) to effect transactions in, or obtain market values for any security included in the underlying index, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the index fund or the underlying index of the index fund on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange relating to shares of the index fund or relating to any security included in the underlying index of the index fund or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system on which futures or options contracts relating to the index fund or the underlying index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the index fund or the underlying index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the index fund or the underlying index on such temporary substitute exchange or quotation system as on the original related exchange) that has a material effect (as determined by the Calculation Agent) on the overall market for futures or options related to shares of the index fund or the underlying index.

"Relevant exchange" means the primary exchange or quotation system for shares of the index fund or any stock then included in the underlying index.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for the index fund and each stock then included in the index.

INDEX FUND INFORMATION

This pricing supplement is not an offer to sell and it is not an offer to buy shares of the index fund or stocks comprising the underlying index. All disclosures contained in this pricing supplement regarding the index fund, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index fund or stocks comprising the underlying index contained in this pricing supplement. You should make your own investigation into the index fund as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-25 in the accompanying prospectus supplement.

The Market Vectors Agribusiness ETF the ("index fund")

We have derived all information contained in this pricing supplement regarding the index fund and the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust, Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The index fund is an investment portfolio maintained and managed by the "Trust and advised by Van Eck Associates Corporation. The Trust is a registered investment company that consists of numerous separate investment portfolios, including the index fund. The index fund is an exchange traded fund that trades on the Amex under the ticker symbol "MOO."

Information provided to or filed with the SEC by Market Vectors ETF Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Securities, you should undertake an independent investigation of the index fund as in your judgment is appropriate to make an informed decision with respect to an investment in the index fund shares.

Market Vectors is a service mark of Van Eck. The securities are not sponsored, endorsed, sold, or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the Securities. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The index fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the DAXglobal® Agribusiness Index (the "underlying index"). The index fund will normally invest at least 80% of its total assets in equity securities of U.S. and foreign companies primarily engaged in the business of agriculture. According to Bloomberg, the index fund is comprised of U.S. and foreign companies that engaged in various sectors of agriculture-related industry including chemicals, general agriculture, machinery-diversified, food, machinery — construction & mining and transportation.

The index fund generally holds all of the securities that comprise the underlying index in proportion to their weighting in the underlying index. The underlying index is weighted based on the market capitalization of each of the component securities, modified to conform to various asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the underlying index. However, under various circumstances, it may not be possible or practical to purchase all of those securities in those weightings.

The graph below illustrates the performance of the index fund from September 5, 2007 to July 28, 2008 as reported on the Bloomberg Professional® service. The historical prices of shares of the index fund should not be taken as an indication of future performance.



The closing price of the index fund on July 28, 2008 was $55.00

Description of The DAXglobal ® Agribusiness Index (the "underlying index")

The underlying index is intended to give investors an efficient, modified market capitalization weighted investment designed to track the movements of securities of companies involved in the agriculture business that are traded on leading global exchanges. The underlying index is comprised of common stocks and depository receipts that are listed for trading on major stock exchanges around the world. The Index contains five major sub-sectors: agricultural chemicals, agriproduct operations, agricultural equipment, livestock operations and ethanol/biodiesel. As of May 31, 2008, these sectors represent 45.4%, 30.9%, 17.4%, 4.7% and 1.6% of the underlying index. A company is considered as belonging to the agricultural sector if more than 50 percent of its overall revenues are generated in the agricultural sector. Only companies with market capitalizations greater than $150 million that have a worldwide average daily trading volume of at least $1 million (over the past six months as well as over each of the past two months) and have maintained a monthly trading volume of 250,000 shares over the past six months are eligible for inclusion in the Index. The Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 28, 2001. The Index is calculated and maintained by Deutsche Börse. The value of the underlying index is disseminated every 15 seconds over the Consolidated Tape Association's Network B between the hours of approximately 9:30 a.m. and 4:15 p.m.

Calculation Methodology

The underlying index is calculated using a modified market capitalization weighting methodology. The underling index is weighted based on the market capitalization of each of its component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the underlying index:

      (1)   the weight of any single component security may not account for more than 8% of the total value of the underlying index;

      (2)   the aggregate weight of those component securities which individually represent more than 5% of the total value of the underlying index may not account for more than 40% of the total underlying index value; and

      (3)   no other component securities will individually represent more than 4.5% of the total value of the underlying index.

The universe of potential securities eligible for inclusion in the underlying index will be reviewed at least annually (generally, the third Friday of September) so that the underlying index components continue to represent the universe of all relevant sub-sectors. Deutsche Börse may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replace one or more securities contained in the group with one or more substitute securities of its choice, if in Deutsche Börse's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the underlying index. Changes to the component share weights of the underlying index will typically take effect on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

Additional information concerning the underlying index may be obtained at the Deutsche Börse website (www.deutsche-boerse.com) and the Van Eck website (www.vaneck.com). Information contained in the Deutsche Börse website and the Van Eck website is not incorporated by reference in, and should not be considered a part of, this pricing supplement

You can obtain the level of the Index at any time from the Bloomberg Financial Markets page "DXAG <Index> <GO>" or from the Deutsche Börse website at www.deutscheboerse.com or the Van Eck website at www.vaneck.com.

Components of the underlying index as of June 30, 2008

Security	Ticker	Country	Weighting
SYNGENTA AG-ADR	SYT	SZ	8.177
POTASH CORP SAS	POT	CA	8.116
DEERE & CO	DE	US	7.827
MOSAIC CO/THE	MOS	US	7.591
MONSANTO CO	MON	US	7.502
ARCHER-DANIELS-MIDLAND CO	ADM	US	4.862
WILMAR INTERNATI	WLMIF	SI	4.714
IOI CORP BHD	IOIOF	MA	4.693
YARA INTL ASA	YRAIF	NO	4.692
AGRIUM INC	AGU	CA	4.624
KOMATSU LTD	KMTUF	JN	4.427
BUNGE LTD	BG	US	4.247
CF INDUSTRIES HO	CF	US	3.061
CNH GLOBAL NV	CNH	NE	2.871
GOLDEN AGRI-RESOURCES LTD	GARPF	SI	2.343
KUALA LUMPUR KEPONG BERHAD	KLKBF	MA	2.037
PT ASTRA AGRO LESTARI	PTABF	ID	1.787
AGCO CORP	AG	US	1.709
TERRA INDUSTRIES	TRA	US	1.606
TYSON FOODS-A	TSN	US	1.519
CORN PRODUCTS	CPO	US	1.301
VITERRA INC	VTRAF	CA	1.158
OLAM INTERNATION	OLMIF	SI	1.086
INDOFOOD AGRI RESOURCES LTD	INDFF	SI	0.963
SMITHFIELD FOODS	SFD	US	0.95
CHINA AGRI-INDUS	CIDHF	HK	0.931
GLANBIA PLC	GLAPF	IR	0.73
PP LONDON SUMATRA INDONES PT	PPLFF	ID	0.55
GRUMA SAB-B	GPAGF	MX	0.549
DARLING INTERNATIONAL INC	DAR	US	0.481
ABB GRAIN LTD	ABBGF	AU	0.426
MAPLE LEAF FOODS INC	MLFNF	CA	0.414
LINDSAY CORP	LNN	US	0.36
PILGRIM'S PRIDE	PPC	US	0.342
AWB LTD	AWBZF	AU	0.286
CRESUD SA-ADR	CRESY	AR	0.266
ANDERSONS INC	ANDE	US	0.263
VeraSun Energy Corp.	VSE	US	0.233
PINE AGRITECH	PNGRF	CH	0.117
AVENTINE RENEWAB	AVR	US	0.066
GEHL COMPANY	GEHL	US	0.064

MGP INGREDIENTS	MGPI	US	0.034
PACIFIC ETHANOL	PEIX	US	0.029

Certain ERISA Considerations

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

Delisting or Suspension of Trading in the Shares of the Index Fund; Termination of the Index Fund; and Discontinuation of the underlying index

If the shares of the index fund are delisted from, or trading of shares of the index fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the index fund (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the shares of the index fund are delisted from, or trading of the shares of the index fund is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the index fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the index fund is liquidated or otherwise terminated (a "termination event"), the final value of the shares of the index fund on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate the index fund prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to the index fund and the underlying index sponsor discontinues publication of the underlying index and if the underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the underlying index, then the value of the underlying index will be determined by reference to the value of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the value to be substituted for the underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a value as a substitute for the underlying index as described above, the successor underlying index or value, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of the underlying index may adversely affect the market value of the securities.

"Underlying index sponsor" means Deutsche Börse.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of securities, absent manifest error.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index fund on that scheduled trading day, then the accelerated final valuation date for the index fund will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.